SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 March 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 19 March 2019 re: Director/PDMR Shareholding

19 March 2019

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2018 Annual Report and Accounts published on 20 February 2019. The 2018 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2019 under the Group's Fixed Share Award, as described in the Summary Remuneration Announcement. In this respect, the Group announces that, after the settlement of income tax and national insurance contributions, Shares were acquired on 18 March 2019 on behalf of the PDMRs as listed in the table below. The acquisition pricewas 65.2751 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	213,136
Juan Colombás	100,885
George Culmer	102,305
Antonio Lorenzo	101,453
Vim Maru	92,359
Zak Mian	92,359
David Oldfield	99,463
Janet Pope	71,045
Stephen Shelley	100,885
Jen Tippin	85,254
Andrew Walton	63,941

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	213,136

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	100,885

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	102,305

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	101,453

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	92,359

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	92,359

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	99,463

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	71,045

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	100,885

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jen Tippin
2	Reason for the notification
a)	Position/status	Group People & Productivity Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	85,254

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2019 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Fixed Share Award	GBP00.652751	63,941

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 March 2019
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 March 2019